Exhibit 3(i)1

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
GREEN ENERGY MANAGEMENT SERVICES HOLDINGS, INC.

Green Energy Management Services Holdings, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify

FIRST: That at a meeting of the Board of Directors of Green Energy Management Services Holdings, Inc., resolutions were duly adopted setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended to effect a one (1) for ten (10) reverse stock split of all of the Corporation’s issued and outstanding common stock, par value $0.0001 per share (the “Common Stock”), whereby, automatically upon the filing and effectiveness of this Certificate of Amendment pursuant to the General Corporation Law of the State of Delaware, each ten (10) issued and outstanding shares of Common Stock shall automatically be changed into one (1) validly issued, fully paid and non-assessable share of Common Stock, and, in that connection, to reduce the stated capital of the Corporation.

In order to effectuate the amendment set forth above:

(a)           Upon the effectiveness of this Certificate of Amendment pursuant to the General Corporation Law of the State of Delaware, all of the Corporation’s issued and outstanding shares of Common Stock, having a par value  of $0.0001 per share, shall be changed into new validly issued, fully paid and non-assessable shares of Common Stock, having a par value of $0.0001 per share, on the basis of one (1) new share of Common Stock for each ten (10) shares of Common Stock issued and outstanding as of the date of filing of the Certificate of Amendment with the Secretary of State of the State of Delaware; provided, however, that no fractional shares of Common Stock shall be issued pursuant to such change.  Each stockholder who otherwise would be entitled to a fractional share as a result of such change shall have only a right to receive, in lieu thereof, a whole new share of Common Stock at no additional cost;

(b)           The Corporation’s 500,000,000 authorized shares of Common Stock, having a par value of $0.0001 per share, shall not be changed;

(c)           The Corporation’s 1,000,000 authorized shares of preferred stock, having a par value of $0.0001 per share, shall not be changed; and

(d)           The Corporation’s stated capital shall be reduced by an amount equal to the aggregate par value of the shares of Common Stock issued prior to the effectiveness of this Certificate of Amendment which, as a result of the reverse stock split provided for herein, are no longer issued shares of Common Stock.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: This Certificate of Amendment to the Amended and Restated Certificate of Incorporation shall be effective at 5:01 p.m., Eastern Time, on October 15, 2012.

[Signature page follows]

IN WITNESS WHEREOF, said corporation has caused this Certificate of Amendment to be signed by this 26th day of September, 2012.

GREEN ENERGY MANAGEMENT SERVICES HOLDINGS, INC.

Dated: October 25, 2012	By:	/s/ Ronald P. Ulfers, Jr.
	Name:	Ronald P. Ulfers, Jr.
	Title:	Chairman of the Board, President and Chief Executive Officer